EXHIBIT 2.1

  PURCHASE AND SALE AGREEMENT


       THIS AGREEMENT, dated as of February 1, 1995 is between PENNZOIL EXPLORATION AND PRODUCTION COMPANY, a Delaware corporation (hereinafter referred to as "Seller"), with offices at 700 Milam, Houston, Texas 77002, and MAYNARD OIL COMPANY, a Delaware corporation (hereinafter referred to as "Buyer") with offices at 8080 North Central Expressway, Suite 660, Dallas, Texas 75206.

       WHEREAS, Seller desires to sell, and Buyer desires to purchase, upon and subject to the terms and conditions hereinafter set forth, Seller's interest in and to those properties described on Exhibit "A" attached hereto, being
  (i) all of Seller's right, title and interest in the oil and gas leases, mineral interests, royalty interests, or overriding royalty interests including a like interest in all formations, depths and unit rights described on Exhibit "A" insofar and only insofar as described therein (the "Leases"),
  (ii) all of Seller's right, title and interest in all wells (known or unknown, plugged or unplugged), equipment, materials, fixtures and facilities and other personal property used or useful in connection with the production, gathering, storing, measuring, treating, operating, maintaining, marketing or transportation of production from the Leases or lands pooled or unitized therewith, but excluding those items expressly set out on Exhibit "A" which are to be retained by Seller (the "Equipment"), (iii) all of Seller's right, title and interest in all contracts and contractual rights insofar and only insofar as they relate to the Leases and Equipment including without limitation, unit agreements, surface leases, oil and gas leases and/or subleases and assignments, mineral deeds, royalty deeds, operating agreements, easements, right of ways, farmout and farmin agreements, and all similar rights leased or owned by Seller, and oil and gas sales, purchase, exchange and processing contracts and agreements, whether of record or not (the "Contracts"). Seller's interest in the Leases, Equipment and Contracts shall hereinafter together be called the "Interests".

       THEREFORE, in consideration of the above recitals and of the covenants and agreements herein contained, Seller and Buyer agree as follows:

       1. SALE AND PURCHASE. Subject to and upon all of the terms and conditions hereinafter set forth, Seller shall sell, transfer, assign, convey and deliver the Interests to Buyer, and Buyer shall purchase, receive, pay for and accept the Interests from Seller, effective January 1, 1995 at 7 a.m., local time, said time to be determined for each locality in which the Interests are located in accordance with the time generally observed in said locality (the "Effective Time").

       2. SALE PRICE. (a) The sale price for the Interests shall be $11,300,000.00 ("Sale Price"), subject only to any applicable price adjustment as provided for hereinbelow.

            (b) Upon execution of this Agreement, Buyer shall pay to Seller an earnest money deposit ("Earnest Money") in the amount of $1,130,000.00. In the event that the Closing (as hereinafter defined) does not occur, the Earnest Money shall be refunded to Buyer without interest, unless such Closing fails to occur as a result of Buyer's breach of any material term of this Agreement. Otherwise, the Earnest Money shall be credited against the Sale Price at Closing.

       3. ALLOCATED VALUES. Buyer and Seller herein agree upon the allocation of the Sale Price among the Interests (the "Allocated Value"). Such Allocated Values are made a part of this Agreement and are shown on Exhibit "A.2" which is attached hereto.

       4. SELLER'S REPRESENTATIONS. Seller represents and warrants to Buyer that as of the Closing Date:

            (a) Seller is a duly organized corporation validly existing and in good standing under the laws of the State of Delaware, is duly qualified to carry on its business in the state in which the Interests are located, has full power and authority to enter into and perform under this Agreement according to its terms and this Agreement has been duly executed and delivered by each Seller and constitutes a legal, valid, and binding obligation on it, enforceable against it in accordance with its terms;

            (b) Seller's execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action and will not violate or conflict with any agreement, law, rule, regulation, charter, or other instruments governing either Seller's organization, management, business affairs or instrument to which Seller is a party or is bound; and

            (c) Seller shall have disclosed all material known third party claims or demands ("Claims") with regard to the Interests. For purposes of this representation, the term Claims shall be deemed to mean those claims, which would affect the aggregate of the Allocated Values associated with the Interests in excess of $150,000.00.

       5. BUYER'S REPRESENTATIONS. Buyer represents and warrants to Seller that as of the Closing Date:

            (a) Buyer is a duly organized corporation validly existing and in good standing under the laws of the State of Delaware, is duly qualified to carry on its business in the state in which the Interests are located, has full power and authority to enter into and perform under this Agreement according to its terms, and this Agreement has been duly executed and delivered by Buyer and constitutes a legal, valid, and binding obligation on it, enforceable against it in accordance with its terms.

            (b) Buyer's execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action and will not conflict with or violate any agreement, law, rule, regulation, ordinance, charter or other instruments governing either Buyer's organization, management, business affairs or instrument to which Buyer is a party or by which Buyer is bound.

       6. ACCESS TO RECORDS. After execution of this Agreement, Seller shall give Buyer and its authorized representatives, during regular business hours, at Buyer's sole risk, cost and expense, access, with copying privileges, to all raw geological, geophysical, production, engineering and other technical data and records, and to all contract, land, title and lease records, to the extent such data and records are in Seller's possession and relate to the Interests and such other information relating to the Interests as Buyer may reasonably request; provided, however, Seller shall have no obligation to provide Buyer such access to any data or information which Seller considers proprietary or confidential to it or to which access Seller cannot legally provide Buyer because of third-party restrictions on Seller, but Seller agrees to use its best efforts to obtain the consent of any such third-party to furnish such information to Buyer. Buyer shall keep all materials and data obtained confidential and shall return any and all materials and data including Buyer's notes and work papers as to any properties not purchased at Closing.

       7. TITLE DEFECTS. For the purpose of this Agreement, a "Title Defect" shall mean any material deficiency in one (or more) of the following respects, to-wit:

            (a) Seller's title at the Effective Time and at Closing, as to one or more properties, is subject to an outstanding mortgage, deed of trust, lien or security interest;

            (b) Seller owns less than the net revenue interest shown on Exhibit "A.2" or is obligated to bear a share of the costs of operation greater than the working interest shown on Exhibit "A.2" without a corresponding increase in net revenue interest;

            (c) Seller's rights and interests have been or are subject to being reduced by virtue of the exercise by a third party reversionary or back-in interest, farm-out of other than wellbore rights, or other similar right not reflected on Exhibit "A.2";

            (d) Seller is in default under some material provision of a lease, farmout agreement, or other contract or agreement affecting the Interests;

            (e) Seller is in breach of any representations or warranties made herein;

            (f) Changes in the gas balancing amounts from that set out on Exhibit A.3; or

            (g) A material adverse environmental condition exists with respect to the Leases or Equipment.

       8. PREFERENTIAL RIGHTS. If any of the Interests are subject to preferential purchase rights, rights of first refusal, consents to assign, Lessor's approvals, or similar rights (collectively, "preferential rights"), Seller shall promptly upon the execution of this Agreement by the parties hereto notify all holders of preferential rights of its intention to sell the leases affected thereby, and of the corresponding Allocated Values. Seller shall promptly notify Buyer if the preferential rights are exercised, or if the requisite period has elapsed without said rights having been exercised.

       9. PHYSICAL AND ENVIRONMENTAL INSPECTION. After the execution of this Agreement Buyer and its authorized representatives shall have physical access to the Interests at Buyer's sole cost, risk and expense for the purpose of inspecting the Interests, conducting such tests, examination, investigations and assessments as may be reasonable and necessary or appropriate to evaluate the environmental and physical conditions of the Interests, including the identification of wetlands. For those Interests which are not operated by Seller, Buyer shall obtain permission from the operator to conduct such inspections. Buyer shall defend and indemnify Seller from any and all liability, claims, causes of action, injury to Buyer's employees, agents or contractors or to Buyer's property, and/or injury to Seller's property, employees, agents or contractors which may arise out of Buyer's inspections, but only to the extent of Buyer's negligence. Buyer agrees to provide to Seller, upon request, a copy of any environmental assessments, including any reports, data, and conclusions. Buyer and Seller shall keep any and all data or information acquired by all such examinations and results of all analysis of such data and information strictly confidential and not disclose same to any person or agency without the prior written approval of both Buyer and Seller. The foregoing obligation of confidentiality shall survive Closing or termination of this Agreement without Closing.

       If Buyer discovers a material environmental condition which would adversely affect the value of the Interests by $50,000.00 or more per defect net to Seller's interest in the affected property and Seller is not in compliance with environmental laws, rules, and regulations with respect to such property ("Environmental Defect") Buyer shall give Seller written notice thereof not later than ten (10) business days prior to Closing together with the basis for such assertion and data in support thereof, and shall furnish Seller with any proposed reduction in the Sales Price attributable to each such matter. Environmental Defects shall be resolved under the provisions of paragraph 10.

       10. SALE PRICE ADJUSTMENTS. Buyer may, by delivery of written notice in good faith to Seller of the existence of a Title Defect, request reduction of the Sale Price for the property affected. Seller may in good faith request an increase in the Sale Price of a property by delivery to Buyer of written notice that the net revenue interest actually owned by Seller therein is greater than that shown on Exhibit "A.2".

       Any such notice by Buyer or Seller shall include appropriate evidence to substantiate its position and shall be delivered to the other party on or before ten (10) business days prior to Closing. After said date Buyer shall be deemed to have fully inspected and accepted the Interests "as is" in their then current physical and environmental condition and the Interests shall be deemed to be free of Title Defects except for those noticed as above provided.

       Upon timely delivery of a notice by Buyer of a Title Defect or Environmental Defect , Seller at Seller's option may remove the defective property from the sale, attempt to cure the defect at Seller's sole cost and expense within one hundred twenty (120) days after the notice, agree to a mutually acceptable purchase price reduction or terminate this Agreement without liability to Buyer except for return of any Earnest Money without interest, provided that Seller may not terminate this Agreement unless the aggregate value of Title Defects and Environmental Defects in good faith exceeds twenty percent (20%) ($2,260,000.00). If Seller elects to attempt to cure, then Closing as to such property shall proceed without adjustment to the Sale Price. If Seller is unable to cure the defect to Buyer's reasonable satisfaction within said one hundred twenty (120) days the Allocated Value shall be refunded to Buyer and the defective property reassigned to Seller
  effective as of the Effective Time.   Price adjustments to resolve Title
  Defects shall be based on the Allocated Value, if any, and to the extent possible shall be determined in good faith and in accordance with the following guidelines:

            (a) If a Title Defect is based upon Buyer's notice that Seller owns a lesser net revenue interest or greater working interest without corresponding increase in revenue interest, or the notice is from Seller to the effect that Seller owns a greater net revenue interest, than that shown on Exhibit "A.2", then the value for the portion of the Interests affected shall be reduced or increased (as the case may be) in the same proportion that the actual net revenue interest bears to the net revenue interest shown on Exhibit "A.2", and the Sale Price shall be reduced or increased accordingly.

            (b) If a Title Defect is a lien, encumbrance or other charge upon a property which is liquidated in amount, then the sum necessary to be paid to the obligee to remove the Title Defect from the affected property shall be deducted from the Sale Price. If a Title Defect represents an obligation or burden upon the affected property for which the economic detriment to Buyer is not liquidated but can be estimated with reasonable certainty, the adjustment shall be the sum necessary to compensate Buyer at Closing for the adverse economic effect which such Title Defect will have on the affected property. If there is a lien or encumbrance in the form of a judgment secured by a supersedeas bond or other security approved by the court issuing such order, it shall not be considered a Title Defect under this Agreement.

       The parties shall reach an agreement as to the existence of all Title and Environmental Defects no later than five (5) business days prior to Closing.

       In the event a third party exercises an applicable preferential right to purchase, the Sale Price shall be reduced by the value allocated to the portion of the Interests affected and Closing shall occur as to the remainder of the Interests.

       Excluding Sale Price adjustments attributable to exercise of any preferential rights to purchase, in the event the net amount of the Sale Price adjustments downward exceeds twenty percent (20%) ($2,260,000.00), then Seller or Buyer may, upon written notice to the other, cancel this Agreement and the same shall be of no further force and effect and in such event Seller shall promptly refund to Buyer the Earnest Money without interest.

       11. WARRANTY OF TITLE. In all conveyances executed and delivered hereunder, Seller shall specially warrant to Buyer and its successors and assigns that it has not previously conveyed the Interests and warrant and defend title to the Interests against the claims and demands of all persons whomsoever claiming the same or any part thereof by, through or under Seller, but not otherwise. Seller makes no other warranty or representation as to the quantity or quality of title to the Interests.

       12. CONDITIONS OF CLOSING BY BUYER. The obligation of Buyer to close is subject to the satisfaction of the following conditions:

            (a) Buyer shall have had reasonable access during normal business hours to all data and records obligated to be provided Buyer as provided herein;

            (b) Buyer shall have had reasonable access to the Leases and Equipment included in the Interests to conduct an inspection for all purposes, including environmental condition;

            (c) All representations and warranties of Seller contained in this Agreement shall be true, correct, and not misleading in all material respects, and Seller shall have performed and satisfied all agreements and covenants in all material respects required by this Agreement to be performed and satisfied by Seller.

            (d) Seller shall have obtained and delivered to Buyer (i) all prerequisite waivers of preferential rights of purchase and (ii) all necessary consents for transfer of the Interests, except those which by their nature cannot be requested or obtained until after Closing, or Buyer and Seller shall have adjusted the Sale Price in accordance with the provisions of this Agreement;

            (e) No suit or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain, prohibit, or declare illegal, or seeking substantial damages in connection with the transaction contemplated hereby; and

            (f) No material adverse change in the condition of or title to the Interests shall have occurred subsequent to the Effective Time, except depletion through normal production within authorized allowables, ordinary changes in rates of production, and depreciation of equipment through ordinary wear and tear.

       13. CONDITIONS OF CLOSING BY SELLER. The obligation of Seller to close is subject to the satisfaction of the following conditions:

            (a) All representations and warranties of Buyer contained in this Agreement shall be true, correct, and not misleading in all material respects, and Buyer shall have performed and satisfied all agreements and covenants in all material respects required by this Agreement to be performed and satisfied by Buyer.

            (b) No suit or other proceeding shall be pending or threatened before any court or governmental agency seeking to restrain, prohibit, or declare illegal, or seeking substantial damages in connection with the transaction contemplated hereby.

       Neither party shall be obligated to close until all necessary filings have been made and all waiting periods have expired under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The parties agree that each shall prepare its own filing and submit it to the proper agency promptly after execution of this Agreement and each shall bear its own cost of filing and any fees or expenses associated therewith.

       14. PRELIMINARY CLOSING STATEMENT. Seller shall prepare and furnish to Buyer at least three (3) days prior to Closing a preliminary closing statement setting forth the adjustments to the Sale Price to be paid by Buyer at Closing. Such statement shall reflect each adjustment and the calculation used to determine such amount. The preliminary adjusted Sale Price shall mean the Sale Price adjusted as provided herein, including but not limited to Earnest Money, title defects, interest variances, gas imbalances, operating expense and revenues attributable to the Interests being conveyed on and after the Effective Time. Insofar as concerns operating expenses and revenues attributable to the Interests subject to Closing for the period from the Effective Time through Closing, for purposes of the preliminary closing statement, Buyer shall receive a net adjustment for estimated operating expense and revenues for those periods which the actual amounts cannot be determined at Closing. Final adjustments to the actual gas balancing, expense incurred and revenues received shall be taken into account on the Final Settlement Statement.

       15. CLOSING. The Closing shall occur on or before March 29, 1995, at 9:00 a.m., at the offices of Seller at 700 Milam, Houston, Texas, or at such other place as Seller may designate, or at such other time and place as Seller and Buyer may mutually agree in writing. If the transaction fails to close by said date for any reason whether or not the fault of Seller, Seller shall have the unilateral right and option to either extend the Closing Date for not more than 30 additional days or to terminate the Purchase and Sale Agreement without liability to the Buyer except for return of the Earnest Money without interest. At Closing the following will occur:

            (a) Seller shall execute, acknowledge and deliver an Assignment and Bill of Sale substantially in the form and substance of Exhibit "B" attached hereto, covering all of the Interests to be sold pursuant hereto;

            (b) Buyer shall deliver to Seller by wire transfer the total Sale Price as adjusted hereunder, subject to further adjustment after Closing as provided for herein;

            (c) On or before Closing, Seller and Buyer shall execute all necessary forms to be filed with the appropriate regulatory authorities concerning the change of ownership and operatorship of the Interests, and Buyer shall submit same for approval to such regulatory authorities at Buyer's expense, and Buyer shall deliver to Seller evidence of the appropriate state and federal plugging bond, surety letter, or letter of credit acceptable to such authority to authorize Buyer's right to conduct operations, if applicable;
            (c) Seller shall, subject to the terms of any applicable operating agreements, deliver to Buyer exclusive possession of the Interests, effective as of the Effective Time;

            (d) Seller shall promptly after Closing provide Buyer at Buyer's sole expense any maps, reports and other written material relating to the Interests, including without limitation, lease files, property records, contract files, operations files, copies of tax and accounting records and files, well files, geological and geophysical maps, core analyses and hydrocarbon analyses, well logs, mud logs, core data and field studies ("Records"); however, Seller shall have no obligation to furnish Buyer any data or information which Seller cannot provide Buyer because of third-party restrictions. Buyer agrees to maintain the Records and allow Seller reasonable access thereto for a period of six (6) years after Closing; and

            (e) In compliance with Section 1445 of the Internal Revenue Code, Seller shall execute and deliver to Buyer a Nonforeign Affidavit in the form of Exhibit "C" attached hereto.

       16. RESERVATIONS AND EXCEPTIONS. Sale and purchase of the Interests is made subject to all reservations, exceptions, limitations, contracts and other burdens or instruments which are of record or of which Buyer has actual or constructive notice.

       17. ASSUMPTION OF LIABILITIES AND INDEMNITIES. As used in this paragraph and the subparagraphs hereunder "claims" shall include claims, demands, causes of action, liabilities, damages, penalties and judgments of any kind or character and all costs and fees in connection therewith, including attorney's fees.

            (a) The Interests have been used for exploring, developing and producing oil and gas. Spills of wastes, crude oil, produced water, hazardous substances, and other materials may have occurred in the past on the Leases or in connection with the Interests. There is a possibility that there are currently unknown, abandoned wells, plugged wells, pipelines and other equipment on or underneath the property subject to the Interests. It is the intent of Buyer and Seller that all liability associated with the above matters as well as any liability to plug or replug such wells in accordance with the applicable rules, regulations and requirements of governmental agencies be passed to the Buyer at Closing and that Buyer shall assume all liability for such matters and all claims related thereto. Additionally, the Interests may contain asbestos, hazardous substances, or Naturally Occurring Radioactive Material ("NORM"). NORM may affix or attach itself to the inside of wells, materials, and equipment as scale or in other forms; wells, materials and equipment located on the Leases or included in the Interests may contain NORM; and NORM containing material may have been buried or otherwise disposed of on the Leases. Special procedures may be required for remediating, removing, transporting and disposing of asbestos, NORM, hazardous substances and other materials from the Interests, and Buyer assumes all liability for any assessment, remediation, removal, transportation, and disposal of these materials and associated activities in accordance with the applicable rules, regulations and requirements of governmental agencies.

            (b) Buyer shall, (i) at Closing assume, and be responsible for and comply with all duties and obligations of Seller, express or implied arising on or after the Effective Time, with respect to the Interests, including, without limitation, those arising under or by virtue of any lease, contract, agreement, document, permit, applicable statute or rule, regulation or order of any governmental authority, (specifically including, without limitation, any governmental request or requirement to plug, re-plug and/or abandon any well of whatsoever type, status or classification, or take any clean-up or other action with respect to the property or premises, including hazardous waste cleanup costs under the Resource and Recovery Act (RCRA), 42 U.S.C. 6901-6991, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. 9601-9675 or similar laws, rules or regulations) and (ii) defend, indemnify and hold Seller harmless from any and all claims arising out of or in connection therewith.

            (c) Buyer shall defend, indemnify and hold Seller harmless from any and all claims for personal injury, death or damage to property or to the environment, or for any other relief, arising directly or indirectly from, or incident to, the use, occupation, operation, maintenance or abandonment of any of the Interests, or condition of the property or premises, whether latent or patent, and whether arising from or contributed to by the negligence in any form of Seller, its agents, employees or contractors, and asserted against Buyer and/or Seller after the Effective Time, whether or not any such claims result from conditions, actions or inactions at or before the Effective Time; provided that, except for any claims relating to the environmental condition of the Interests (including contamination of the Interests or other properties by naturally occurring radio active materials or toxic or hazardous substances), Seller shall for a period of two (2) years after the Effective Time defend, indemnify and hold Buyer harmless from any and all claims, for personal injury, death, damage to property or for any other relief, arising directly or indirectly from, or incident to, the use, occupation, operation, maintenance or abandonment of any of the Interests, only insofar as such claims are attributable to times prior to the Effective Time.

            (d) The indemnities in this paragraph shall inure to the benefit of Buyer and Seller and the officers, directors, employees, agents, successors and assigns of each of them.

       18. TAXES. All ad valorem taxes, real property taxes, and similar obligations with respect to the tax period in which the Effective Time occurs (the "current tax period") shall be apportioned between Seller and Buyer as of the Effective Time.

       18.  ACCOUNTING.   All proceeds (including proceeds held in suspense or
  escrow) from the sale of production actually sold and delivered by Seller prior to the Effective Time attributable to the Interests shall belong to Seller and all proceeds from the sale of production actually sold and delivered after the Effective Time attributable to the Interests shall belong to Buyer. All oil, condensate or liquid hydrocarbons and any products (liquid, gas or solid) separated or processed therefrom (hereinafter in this paragraph called "oil") in storage shall be measured or gauged and all gas meter charts shall be replaced at the Effective Time. Buyer shall pay Seller for such oil at the posted field price currently prevailing for oil of like grade and gravity in the field, provided that Buyer shall not pay Seller for oil in storage below the level of the tank cut off valve (tank bottoms). Any gas imbalance shall be accounted for between Buyer and Seller as follows:

       Buyer and Seller agree that the net gas imbalance attributable to the Interests as of the Effective Date is believed to be that which is set forth on Exhibit "A.3" (the "Agreed Imbalance"), notwithstanding that the actual imbalance may be less or greater. Buyer and Seller shall verify the actual net gas imbalance in the Post-Closing accounting and any imbalance shall be accounted for between the parties at the price of $1.00 per MCF but only as to those volumes which exceed or are less than the Agreed Imbalance.
  Provided that if an applicable operating or gas balancing agreement requires cash balancing upon conveyance of the Interests, the adjustment price shall equal the greater of $1.00 per MCF or the price received in the cash balancing. Such settlement shall be final and neither party thereafter shall make claim upon the other concerning the gas balances of the Interests.
  Buyer assumes all rights and liabilities relating to gas imbalances discovered after the Post-Closing settlement including any revenue adjustment caused by such subsequently discovered imbalance.

       Except as otherwise specifically provided in this Agreement, all costs, expenses and obligations relating to the Interests which accrue prior to the Effective Time shall be paid and discharged by Seller regardless of when invoices for such costs, expenses and obligations are received and all costs, expenses and obligations relating to the Interests which accrue after the Effective Time shall be paid and discharged by Buyer.

       The foregoing adjustments shall be made by debits and credits between the parties at Post-Closing, as provided for hereinafter.

       To the extent necessary to comply with requirements of the Securities and Exchange Commission (the "SEC"), Buyer shall have the right to audit Seller's business and financial records, including without limitation property detail, standardized measure data and reserve information prepared by Netherland, Sewell and Associates, Inc., maintained in connection with the Interests (except for income tax records) for all periods for which audited financials are required by the SEC to be prepared and filed by Buyer.

       20. SALES TAX. The Sale Price provided for hereunder excludes any sales taxes or other taxes in connection with the sale of property pursuant to this Agreement. If a determination is ever made that a sales tax or other transfer tax applies, Buyer shall be liable for such tax as well as any applicable conveyance, transfer and recording fees, and real estate transfer stamps or taxes imposed on any transfer of property pursuant to this Agreement. Buyer shall defend and hold Seller harmless with respect to the payment of all such taxes, if any, including any interest or penalties assessed thereon.

       21. POST-CLOSING ADJUSTMENTS. As soon as practicable after Closing, but in any event within one hundred eighty (180) days thereafter, Seller shall prepare, in accordance with this Agreement and (where applicable) in accordance with generally accepted accounting principles consistently applied, a final settlement statement (herein called the "Final Statement") setting forth each adjustment or payment which was not finally determined as of the Closing Date, and showing the calculation of the final settlement price based on such Final Statement (the "final settlement price"). Seller shall submit the Final Statement to Buyer and shall afford Buyer access to Seller's records pertaining to the computations contained in the Final Statement. As soon as practicable after receipt of the statement, Buyer shall deliver to Seller a written report containing any changes which Buyer proposes be made to the Final Statement. The parties shall agree with respect to the amounts due pursuant to such Post-Closing adjustment not later than thirty (30) days after Buyer's receipt of Seller's Final Statement. The date upon which such agreement is reached shall be herein called the "Settlement Date". In the event that (i) the final settlement price is more than the amount previously paid to Seller, Buyer shall pay to Seller in immediately available funds the amount of such difference; or (ii) the final settlement price is less than the amount previously paid to Seller, Seller shall pay to Buyer in immediately available funds the amount of such difference.

       22. BROKERS' FEE. Each of Seller and Buyer represents and warrants to the other that it has not incurred liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the transactions contemplated hereby.

       23. NOTICES. All communications required or permitted under this Agreement shall be in writing and any communication or delivery hereunder shall be deemed to have been fully made if actually delivered, or if mailed by registered or certified mail, postage prepaid, to the address as set forth below:

            SELLER

            PENNZOIL EXPLORATION AND PRODUCTION COMPANY
            700 MILAM
            HOUSTON, TEXAS  77002
            ATTENTION: STEPHEN G. MCNALLY
            PHONE:  (713) 546-8361
            FAX:  (713) 546-6486

            BUYER

            MAYNARD OIL COMPANY
            8080 NORTH CENTRAL EXPY, STE 660
            DALLAS, TEXAS 75206
            ATTENTION:  CASSONDRA FOSTER, LAND MANAGER
            PHONE:  ( 214) 891-8461

       24. FURTHER ASSURANCE. After Closing each of the parties shall execute, acknowledge and deliver to the other such further instruments, and take such other actions as may be reasonably necessary to carry out the provisions of this Agreement. However, Buyer shall assume all responsibility for notifying the purchaser of oil and gas production from the Interests, and such other designated persons who may be responsible for disbursing payments for the purchase of such production, of the change of ownership of the Interests. Buyer shall take all actions necessary to effectuate the transfer of such payments to Buyer. After the final post-closing settlement, additional proceeds received by or expenses paid by either Buyer or Seller on behalf of the other shall be settled by invoicing the other party for expenses paid or remitting to the other party any proceeds received.

       25. DISCLAIMER OF WARRANTIES. EXCEPT AS PROVIDED IN PARAGRAPH 11 HEREOF, ANY INSTRUMENT OF CONVEYANCE OR SALE EXECUTED PURSUANT HERETO SHALL BE EXECUTED WITHOUT ANY WARRANTY OF TITLE, EITHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, WITHOUT ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION AS TO THE MERCHANTABILITY OF ANY OF THE EQUIPMENT OR OTHER PERSONAL PROPERTY INCLUDED IN THE INTERESTS OR ITS FITNESS FOR ANY PARTICULAR PURPOSE, AND WITHOUT ANY OTHER EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER. IT IS UNDERSTOOD AND AGREED THAT BUYER SHALL HAVE INSPECTED THE INTERESTS FOR ALL PURPOSES, INCLUDING WITHOUT LIMITATION FOR THE PURPOSE OF DETECTING THE PRESENCE OF NATURALLY OCCURRING RADIOACTIVE MATERIAL (HEREINAFTER REFERRED TO AS "NORM") AND MAN MADE MATERIAL FIBERS (HEREINAFTER REFERRED TO AS "MMMF") AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING BUT NOT LIMITED TO CONDITIONS RELATED TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES, AND THAT BUYER IS RELYING SOLELY UPON THE RESULTS OF SUCH INSPECTION OF THE INTERESTS AND SHALL ACCEPT ALL OF THE SAME IN THEIR "AS IS, WHERE IS" CONDITION. SELLER DISCLAIMS ALL LIABILITY ARISING IN CONNECTION WITH THE PRESENCE OF NORM OR MMMF ON THE INTERESTS AND IF TESTS HAVE BEEN CONDUCTED BY SELLER FOR THE PRESENCE OF NORM OR MMMF, SELLER DISCLAIMS ANY WARRANTY RESPECTING THE ACCURACY OF SUCH TESTS OR RESULTS. IN ADDITION, SELLER SHALL MAKE NO WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY DATA, INFORMATION OR MATERIALS HERETOFORE OR HEREAFTER FURNISHED BUYER IN CONNECTION WITH THE INTERESTS, OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE INTERESTS OR THE ABILITY OF THE INTERESTS TO PRODUCE HYDROCARBONS. ANY AND ALL SUCH DATA, INFORMATION AND OTHER MATERIALS FURNISHED BY SELLER IS PROVIDED TO BUYER AS A CONVENIENCE AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER'S SOLE RISK. BUYER EXPRESSLY WAIVES THE PROVISIONS OF CHAPTER XVII, SUBCHAPTER E, SECTIONS 17.41 THROUGH 17.63, INCLUSIVE (OTHER THAN SECTION 17.555, WHICH IS NOT WAIVED), VERNON'S TEXAS CODE ANNOTATED, BUSINESS AND COMMERCE CODE (THE "DECEPTIVE TRADE PRACTICES ACT") AND BUYER ACKNOWLEDGES THAT THIS EXPRESS WAIVER SHALL BE CONSIDERED A MATERIAL AND INTEGRAL PART OF THIS SALE AND THE CONSIDERATION THEREOF; AND ACKNOWLEDGES THAT THIS WAIVER HAS BEEN BROUGHT TO THE ATTENTION OF BUYER AND EXPLAINED IN DETAIL AND THAT BUYER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO THIS WAIVER. ALL INSTRUMENTS OF CONVEYANCE TO BE DELIVERED BY SELLER AT CLOSING SHALL EXPRESSLY SET FORTH THE DISCLAIMERS OF REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS PARAGRAPH.

       26. OPERATIONS BY SELLER. Seller will operate the Seller-operated Interests until the later of Closing, the Effective Time, or the time the applicable operating agreement or plan of unitization may require, at which time operations will be turned over to, and become the responsibility of, Buyer, unless a third party is elected Operator under such agreement. Seller makes no representation that Buyer will be elected or appointed Operator of any property included within the Interests.

            (a) RISK. The risk of casualty loss relating to the Interests will pass from Seller to Buyer as of the later of the Closing Date or the Effective Time.

            (b) OPERATIONS AFTER EFFECTIVE TIME. Operations conducted by Seller after the Effective Time with respect to the Interests will be conducted on behalf of Buyer, and Buyer will pay Seller for operation, protection and maintenance of the Interests as follows:

                 (1) Buyer will pay Seller a fixed monthly rate per active producing well for operation and maintenance expenses (excluding workover costs, plugging and abandonment costs, and major costs). Such fixed monthly rate will be based on the average cost per active producing well on Seller's accounting lease basis for the three months prior to the Effective Time;

                 (2) Buyer will reimburse Seller for all workover costs, plugging, abandoning and reabandoning costs, and other major costs that Seller incurs after the Effective Time, on an actual-cost basis; and

                 (3) Buyer will pay operation and administrative overhead to Seller at a rate equal to twenty-five percent (25%) of the sum of the operation and maintenance expenses, as described in paragraph (b) (1), and major costs, as described in paragraph (b)
       (2), actually charged to Buyer.

            These charges will be included in the Final Statement as provided in this Agreement.

            (c) SELECTION OF OPERATOR. Seller may poll the parties to any applicable operating agreement or plan of unitization before Closing to select a successor Operator. The poll may stipulate that the parties' selection of a successor Operator will not be effective unless Closing occurs. If Seller does not poll, then Buyer will do so. Buyer's selection as Operator is not a condition to Buyer's performance of its obligations under this Agreement.

            (d) NOTICE OF CHANGE OF OWNERSHIP AND OPERATORSHIP. Buyer will take all necessary steps to ensure that Buyer is recognized as the owner and, if elected, Operator of the Interests by all appropriate parties, including any regulatory commission, body, or board with jurisdiction. If Seller is the principal on any financial assurance (including a bond) relating to the Interests, which financial assurance is required by any law, rule or regulation, then Buyer will secure replacement financial assurance in the required amount and deliver it to the regulatory body requiring such assurance, to the end that Seller's financial assurance is released and discharged.

            (e) REMOVAL OF SIGNS. Seller may either remove its name and signs from the Seller-operated Interests or require Buyer to do so. Buyer grants Seller a right of access to the Interests to remove Seller's signs and name from all wells, facilities and Leases, or to confirm that Buyer has done so. If Seller's name or signs remain on the Interests after Closing, Buyer will promptly, but no later than required by applicable rules and regulations or forty-five (45) days after Closing, whichever is earlier, remove all remaining signs and references to Seller and erect or install signs complying with applicable rules and regulations, including signs showing the Buyer as Operator of the Interests.

       27. SECURITIES LAWS. The solicitation of offers and the sale of the Interests by Seller have not been registered under any securities laws.
  Buyer represents that at no time has it been presented with or solicited by or through any public promotion or any form of advertising in connection with this transaction. Buyer represents that it intends to acquire the Interests for its own benefit and account and that it is not acquiring the Interests with the intent of distributing fractional, undivided interests that would be subject to regulation by federal or state securities laws, and that if it sells, transfers, or otherwise disposes of the Interests or fractional, undivided interests, it will do so in compliance with applicable federal and state securities laws.

       28. DUE DILIGENCE. Buyer represents that it has performed, or will perform prior to Closing, sufficient review and due diligence with respect to the Interests, which includes reviewing well-data, title, and other files, and performing necessary evaluations, assessments, and other tasks involved in evaluating the Interests, to satisfy its requirements completely and to enable it to make an informed decision to acquire the Interests under the terms of this Agreement.

       29. BASIS OF BUYER'S DECISION. Buyer represents that by reason of its knowledge and experience in the evaluation, acquisition, and operation of oil and gas properties, Buyer has evaluated the merits and risks of purchasing the Interests from Seller and has formed an opinion based solely on Buyer's knowledge and experience and not on any representations or warranties by Seller. BUYER REPRESENTS THAT IT HAS NOT RELIED AND WILL NOT RELY ON ANY STATEMENTS BY SELLER OR ITS REPRESENTATIVES IN MAKING ITS DECISION TO ENTER INTO THIS AGREEMENT OR TO CLOSE THIS TRANSACTION.

       30. MATERIAL FACTOR. Buyer acknowledges that Buyer's representations under paragraphs 27 through 29 are a material inducement to Seller to enter into this Agreement with, and close the sale to, Buyer.

       31. PRESS RELEASE. There shall be no press release or public communication concerning this purchase and sale by either party, except as required by law or with the written consent of the party not originating said release or communication. Parties will endeavor to consult each other in a timely manner on all press releases required by law.

       32. ENTIRE AGREEMENT. This instrument states the entire agreement between the parties and may be supplemented, altered, amended, modified or revoked by writing only, signed by both parties. This Agreement supercedes any prior agreements between the parties concerning sale of the Interests, except that any confidentiality agreement shall terminate at Closing. The headings are for guidance only and shall have no significance in the interpretations of this Agreement.

       33. TAX REPORTING. Seller and Buyer agree that this transaction is not subject to the reporting requirement of Section 1060 of the Internal Revenue Code of 1986, as amended, and that, therefore, IRS Form 8594, Asset Acquisition statement, is not required to be and will not be filed for this transaction. In the event the parties mutually agree that a filing of Form 8594 is required, the parties will confer and cooperate in the preparation and filing of their respective forms to reflect a consistent reporting of the agreed upon allocation.

       34. ASSIGNABILITY. This Agreement and the rights and obligations hereunder shall not be assignable or delegable by either party hereto without the prior written consent of the other party unless such assignment occurs by merger, reorganization or sale of all of a party's assets.

       35. SURVIVAL. Unless expressly limited, all of the representations, warranties, and agreements of or by the parties hereto shall survive the execution and delivery of the Assignment and Bill of Sale.

       36.  TAX DEFERRED EXCHANGE ELECTION.   Seller may, at or before the
  Closing, designate in writing one or more properties which Buyer will acquire and trade to Seller for the Interests (herein collectively called the "Exchange Property"). In the event Seller has not found a suitable Exchange Property prior to the Closing, Seller may elect, by notice to Buyer delivered on or before the Closing Date, to have the Sale Price paid to a qualified intermediary until Seller has designated the Exchange Property. The Exchange Property shall be designated by Seller and acquired by the qualified intermediary within the time periods prescribed in Section 1031 (a)(3) of the Internal Revenue Code of 1986, as amended (the Code), and shall thereupon be conveyed to Seller. In the event Seller fails to designate and the qualified intermediary fails to acquire the Exchange Property within such time periods, the agency or trust shall terminate and the proceeds then held by the qualified intermediary shall be paid immediately to Seller. The rights and responsibilities of Seller, Buyer and the qualified intermediary shall be documented with such agreements containing such terms and provisions as shall be determined by Seller to be necessary to accomplish a tax free exchange under Section 1031 of the Code, subject, however, to the limitations on costs and liabilities of Buyer set forth below. If Seller makes a tax deferred exchange election, Buyer shall not be obligated to pay any additional costs or incur any additional obligations in the acquisition of the Interests.

       37.  This Agreement shall be governed by the laws of the State of Texas.

       38. This Agreement may be executed in counterparts and each counterpart shall constitute a binding agreement as if the parties had executed a single document.

        EXECUTED as of the date first above mentioned.

  SELLER                                  BUYER

  PENNZOIL EXPLORATION AND                MAYNARD OIL COMPANY
  PRODUCTION COMPANY

  By:   Stephen G. McNally                By:   Lynn R. Moore
  Its:  Agent and Attorney in Fact        Its:  President



  EXHIBIT A

  Exhibit "A" (including A, A.1, A.2, A.3 and A.4) shall contain the following information:

  I.   Lease Descriptions.

  II. List of "material" contracts to which the properties are subject (i.e. Joint Operating Agreements, Unitization Agreements, Pooling Agreements, Letter Agreements, Gas Contracts, etc.).

  III. List of Wells and Units, including Working and/or Net Revenue Interests, together with the "Allocated Values".

  IV.  List of any Equipment to be retained by Seller.

  V.   List of gas imbalances as of the last known date.